

Mail Stop 4546

October 21, 2016

Robert W. Clarke, Ph.D.
Chief Executive Officer and President
Pulmatrix, Inc.
99 Hayden Avenue, Suite 390
Lexington, MA 02421

      Re: **Pulmatrix, Inc.**
               Form 10-K for Fiscal Year Ended December 31, 2015
               Filed March 10, 2016
               File No. 001-36199

Dear Dr. Clarke:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      p.p./s/ Michael Clampitt

                      Suzanne Hayes
                      Assistant Director
                      Office of Healthcare and Insurance